SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2020

G. Willi-Food International Ltd.
(Translation of registrant’s name into English)

4 Nahal Harif St., Yavne, Israel 81106
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

G. Willi-Food International Ltd. (NASDAQ: WILC) (the “Company" or "Willi-Food"), a global company that specializes in the development, marketing and international distribution of kosher foods, previously announced the appointment of Ms. Einat Peled Shapira as the Company’s new Chief Executive Officer. The appointment of Ms. Peled Shapira will be effective as of March 10, 2020, rather than March 21, 2020 as previously announced, following the resignation of Mr. Michael Luboschitz as CEO, which was effective yesterday.

The Company also announced the appointment of Mr. Yitschak Barabi as Chief Financial Officer. Mr. Barabi has served as the Company’s Finance Manager since September 1, 2020. In addition, the Company announced the appointment of Mr. Elad Tsemach as Chief Operating Officer and the appointment of Mr. Ran Asulin as Chief Trade and Selling Officer. Mr. Tsemach has served as the Company’s Logistic Center and Supply Chain Manager since February 2019, and Mr. Asulin has served as the Company’s National Trade Manager since December 2018.

This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form S-8 (File No. 333-199295).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. Willi-Food International Ltd.

By:	/s/ Yitschak Barabi
Name: Yitschak Barabi
Title: Chief Financial Officer

Date: March 3, 2020